Management's Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Paramount Resources Ltd. (“Paramount” or the “Company”) for the three months ended March 31, 2007 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2006. Information included in this MD&A and the Consolidated Financial Statements has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”), unless otherwise stated.

This MD&A contains forward-looking statements, non-GAAP measures, and disclosures of barrels of oil equivalent volumes. Readers are referred to the advisories concerning such matters under the heading “Advisories” at the end of this MD&A.

This MD&A is dated May 9, 2007. Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada, and in Montana and North Dakota in the United States. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s core areas while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture agreements for high risk/high return prospects. In addition, Paramount has spun-out three public entities: Paramount Energy Trust in March, 2003; Trilogy Energy Trust in April, 2005; and most recently, MGM Energy Corp. (“MGM Energy”) in 2007.

Financial Highlights
	Three Months Ended March 31
($ millions, except as noted)	2007	2007 vs 2006	2006

Funds flow from operations(1)	42.8	1%	42.4
per share - diluted ($/share)	0.60	(5%)	0.63

Net earnings (loss)	(16.1)	(307%)	7.8
per share - basic ($/share)	(0.23)	(292%)	0.12
per share - diluted ($/share)	(0.23)	(292%)	0.12

Petroleum and natural gas sales	78.8	(10%)	87.9

Total assets	1,540.8	21%	1,272.7

Long-term debt(2)	517.1	32%	391.4

Net debt(1) ,(2)	676.8	39%	486.3
(1) Funds flow from operations and net debt are non-GAAP measures. Readers are referred to the advisories concerning non-GAAP measures  under the heading “Advisories” at the end of this MD&A.
(2) Excludes debt financing costs.

Funds Flow From Operations

Paramount’s funds flow from operations increased by 1 percent in the first quarter of 2007 to $42.8 million from $42.4 million in the first quarter of 2006. This increase was primarily due to:

•	Higher realized gains on financial forward commodity contracts; and

•	Higher production.

These increases were partially offset by:

•	Decreases in realized natural gas prices;

•	Lower cash distributions received from Trilogy Energy Trust;

•	Higher interest expense; and

•	Other items shown in the table below.

The following table summarizes the primary variances in funds flow from operations between the first quarter of 2007 and the first quarter of 2006:

	$ millions	% variance
Funds Flow From Operations - Three Months Ended March 31, 2006	42.4
Favourable (unfavourable) variance

Volume variance - natural gas	1.3	3
Volume variance - oil and NGLs	1.6	4
Price variance - natural gas	(12.5)	(29)
Price variance - oil and NGLs	0.5	1
Realized gain on financial instruments	23.0	54
Royalties	3.2	7
Operating expense	(4.5)	(11)
General and administrative expense	(1.5)	(3)
Stock-based compensation expense	2.2	5
Interest expense	(4.8)	(11)
Distributions from equity investments	(6.4)	(15)
Other	(1.7)	(4)
Total variance	0.4	1
Funds Flow From Operations - Three Months Ended March 31, 2007	42.8

Net Earnings (Loss)

Paramount’s net earnings decreased by 307 percent in the first quarter of 2007 to a net loss of $16.1 million from net earnings of $7.8 million in the first quarter of 2006. In addition to the changes highlighted in the funds flow table above, the decrease in net earnings is primarily due to:

•	Higher unrealized loss on financial instruments; and

•	Higher dry hole expense, mainly due to the winter drilling program undertaken by Paramount’s subsidiary MGM Energy.

These decreases were partially offset by:

•	A higher future income tax recovery;

•	A higher non-cash stock based compensation recovery; and

•	Other items shown in the table below.

The following table summarizes the primary variances in net earnings (loss) between the first quarter of 2007 and the first quarter of 2006.

	$ millions	% variance
Net Earnings - Three months ended March 31, 2006	7.8
Favourable (unfavourable) variance

Impact of variances in funds flow from operations	0.4	5
Unrealized gain (loss) on financial instruments	(54.0)	(695)
Stock-based compensation - non cash portion	24.5	315
Exploration	6.4	83
Dry hole	(40.8)	(524)
Unrealized foreign exchange gain (loss)	5.5	70
Future income tax (recovery) expense	28.1	361
Income from equity investments and other	(4.3)	(56)
Minority interest	10.2	133
Other	0.1	1
Total variance	(23.9)	(307)
Net Loss - Three months ended March 31, 2007	(16.1)

MGM Spinout

On January 12, 2007, Paramount Resources Ltd. completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “MGM Spinout”) involving Paramount Resources Ltd., its shareholders and MGM Energy, a wholly-owned subsidiary of Paramount immediately prior to the MGM Spinout.

Through the MGM Spinout:

•
A fraction of each issued and outstanding common share of Paramount Resources Ltd. (each a “Common Share”) was exchanged for a Class Y Preferred Share of Paramount Resources Ltd. (each, a “Preferred Share”), with the remaining fraction of each Common Share being changed into one Common Share with the result that holders of Common Shares then held the same number of Common Shares as originally held.

•
Paramount’s shareholders transferred their Preferred Shares to MGM Energy for common shares of MGM Energy (“MGM Shares”), with Paramount’s shareholders receiving an aggregate of approximately 2.8 million MGM Shares, and the Preferred Shares received by MGM Energy being redeemed by Paramount and cancelled;

•
Paramount’s shareholders received approximately 14.2 million warrant units of MGM Energy, with each warrant unit consisting of one MGM Energy short term warrant (each, a “Short Term Warrant”) and one MGM Energy longer term warrant (each, a “Longer Term Warrant”);

•
Paramount received a demand promissory note and 18.2 million voting Class A Preferred Shares of MGM Energy, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into MGM Shares; and

•
MGM Energy became the owner of (i) rights and obligations under an area-wide farm-in agreement (the “Farm-in Agreement”) respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2; (ii) oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories; and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories, all of such property, rights and obligations formerly being owned by Paramount Resources Ltd.

As a result of the MGM Spinout and the issuance of the Preferred Shares, the carrying value of Paramount’s Common Shares was reduced by $3.5 million, retained earnings was reduced by $5.9 million and future tax liability was increased by $3.3 million. The net book value of the assets transferred from Paramount to MGM Energy was $45.2 million.

MGM Energy Warrants and Private Placement

Each warrant issued by MGM Energy entitled or entitles, as the case may be, the holder to purchase one MGM Share or one flow-through MGM Share as described below. Each Longer Term Warrant was not exercisable, and was not separable from the corresponding Short Term Warrant included in the warrant unit, unless the corresponding Short Term Warrant was exercised.

Each Short Term Warrant entitled the holder thereof to acquire, at the holder’s option, either (i) one MGM Share at a price of $5.00; or (ii) one flow-through MGM Share at a price of $6.25 and was exercisable until February 16, 2007. A total of 7.9 million Short-Term Warrants were exercised for MGM Shares and 5.9 million Short Term Warrants were exercised for flow-through MGM Shares for aggregate gross proceeds to MGM Energy of $76.5 million.

As a result of the exercise of the Short Term Warrants, 13.8 million Longer Term Warrants were separated from the corresponding Short Term Warrants and became exercisable. Each Longer Term Warrant entitles the holder thereof to acquire, at the holder’s option, either (i) one MGM Share at a price of $6.00; or (ii) one flow-through MGM Share at a price of $7.50. The Longer Term Warrants expire on September 30, 2007.

In February 2007, MGM Energy completed a private placement of 210,000 MGM Shares at a price of $5.00 per share and 160,000 MGM Shares issued on a flow-through basis at a price $6.25 per share, with each MGM Share accompanied by one Longer Term Warrant. The gross proceeds of this issue were $2.1 million.

Non-Controlling Interest

As a result of the MGM Spinout, exercises of Short Term Warrants and Longer Term Warrants, and MGM Energy’s February 2007 private placement, Paramount owned 51.7 percent of the issued and outstanding MGM Shares as of March 31, 2007. Because MGM Energy is a subsidiary of Paramount, its financial position, results of operations and cashflows form part of the consolidated financial statements of Paramount. The 48.3 percent non-controlling interest in MGM Energy’s net assets as of March 31, 2007 and the non-controlling interest in MGM Energy’s results of operations has been separately reflected in the unaudited Interim Consolidated Financial Statements as “Non-controlling interest”.

MGM Energy’s common shares and warrants are listed on the Toronto Stock Exchange under the symbols “MGX” and “MGX.WT.B”, respectively.

Financial Information Breakdown

The following table summarizes selected financial information from Paramount’s consolidated financial statements as at and for the three months ended March 31, 2007, separating amounts relating to MGM Energy from Paramount’s consolidated balances. MGM Energy is a consolidated subsidiary of Paramount and as a result, its financial position, results of operations and cashflows form part of the consolidated financial statements of Paramount. The information included in the table below is provided for informational purposes only, and summarizes amounts in respect of MGM Energy as at March 31, 2007 and for the period January 12, 2007 to March 31, 2007 included in the consolidated financial statements of Paramount. Readers are cautioned that all amounts in the legal entity financial statements of MGM Energy do not necessarily agree to the table below as a result of the impact of consolidating and other adjustments made.

($ millions)	MGM Energy	Paramount excluding MGM Energy	Paramount Consolidated
Assets
Cash and cash equivalents	63.1	10.1	73.2
Other current assets	0.5	120.1	120.6
Property, plant and equipment	66.6	1,021.4	1,088.0
Long-term investments and other assets	-	212.8	212.8
Goodwill	-	12.2	12.2
Future income tax asset (liability)	(2.4)	36.4	34.0
	127.8	1,413.0	1,540.8

Liabilities
Accounts payable and accrued liabilities	27.7	221.4	249.1
Other current liabilities	-	104.2	104.2
Long-term debt	-	510.3	510.3
Asset retirement obligations	0.9	86.2	87.1
Stock-based compensation liability - Long-term portion	-	12.5	12.5
Non-controlling interest	-	48.1	48.1
	28.6	982.7	1,011.3

Revenue(1)	-	62.8	62.8

Expenses
Operating	-	22.6	22.6
Transportation	-	4.3	4.3
General and administrative	0.8	7.8	8.6
Stock-based compensation	0.3	(6.6)	(6.3)
Depletion, depreciation and accretion	-	33.5	33.5
Exploration	0.4	4.9	5.3
Dry hole	34.8	12.8	47.6
Other	-	8.4	8.4
Income from equity investments and other	(0.3)	(15.6)	(15.9)
Income and other tax expense (recovery)	(11.0)	(7.7)	(18.7)
Non-controlling interest	-	(10.5)	(10.5)
	25.0	53.9	78.9
(1) Petroleum and natural gas sales minus loss on financial instruments minus royalties.

Results of Operations

Revenue

	Three Months Ended			Three Months Ended
	March 31	December 31		March 31	March 31
($ millions)	2007	2006	% Change	2007	2006	% Change
Natural gas sales	58.9	52.3	13	58.9	70.1	(16)
Oil and NGLs sales	19.9	20.8	(4)	19.9	17.8	12
Total	78.8	73.1	8	78.8	87.9	(10)

Revenue from natural gas, oil and NGLs sales in the first quarter of 2007 was $78.8 million, down 10 percent from the first quarter of 2006 due to the impact of lower realized natural gas prices, partially offset by higher natural gas and liquids sales volumes and higher realized liquids prices.

The following table shows the impact of changes in prices and volumes on petroleum and natural gas sales revenue for the three months ended March 31, 2007 compared to the three months ended March 31, 2006:

($ millions)	Natural gas	Oil and NGLs	Total
Revenue - three months ended March 31, 2006	70.1	17.8	87.9
Effect of changes in prices	(12.5)	0.5	(12.0)
Effect of changes in sales volumes	1.3	1.6	2.9
Revenue - three months ended March 31, 2007	58.9	19.9	78.8

Sales Volumes

	Three Months Ended			Three Months Ended
	March 31	December 31		March 31	March 31
	2007	2006	% Change	2007	2006	% Change
Natural gas (MMcf/d)	84.8	79.0	7	84.8	82.9	2
Oil and NGLs (Bbl/d)	3,636	3,937	(8)	3,636	3,339	9
Total (Boe/d)	17,773	17,104	4	17,773	17,152	4

Average daily natural gas sales volumes increased two percent to 84.8 MMcf/d in the first quarter of 2007 compared to 82.9 MMcf/d in the first quarter of 2006, primarily as a result of additional wells being tied in and brought on production in the Musreau and Resthaven areas within the Kaybob Corporate Operating Unit, and in the Chain area within the Southern Corporate Operating Unit. These increases were partially offset by decreases in production within the Northern Corporate Operating Unit as a result of a planned plant turnaround at Bistcho and declines in production rates at Liard and Liard West.

Average daily crude oil and NGLs sales volumes increased nine percent to 3,636 Bbl/d in the first quarter of 2007 compared to 3,339 Bbl/d in the first quarter of 2006, primarily as a result of additional wells being tied in and brought on production in the Ante Creek and Crooked Creek areas within the Grande Prairie Corporate Operating Unit. These increases were partially offset by decreases in daily sales volumes within the Northern and Southern Corporate Operating Units.

Paramount’s first quarter 2007 exit production was approximately 19,000 Boe/d. The following table provides a comparison of average daily sales volumes by corporate operating unit, between the first quarter of 2007 and the first quarter of 2006:

	Q1 2007			Q1 2006			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	21.8	407	4,047	13.5	333	2,581	8.3	74	1,466
Grande Prairie	13.5	885	3,134	15.4	398	2,960	(1.9)	487	174
Northern	27.3	989	5,536	34.6	1,059	6,817	(7.3)	(70)	(1,281)
Southern	20.3	1,354	4,744	16.5	1,544	4,296	3.8	(190)	448
Other	1.9	1	312	2.9	5	498	(1.0)	(4)	(186)
Total	84.8	3,636	17,773	82.9	3,339	17,152	1.9	297	621

First quarter 2007 average daily natural gas sales volumes increased seven percent to 84.8 MMcf/d compared to 79.0 MMcf/d in the fourth quarter of 2006, as increases in daily sales volumes from new wells brought on production in the Chain and Brownfield areas within the Southern Corporate Operating Unit, and in Musreau and Resthaven areas within the Kaybob Corporate Operating Unit, more than offset decreases in daily sales volumes in other corporate operating units, primarily in the Ante Creek area within the Grande Prairie Corporate Operating Unit. During the first quarter of 2007, a total of 12.0 MMcf/d of additional production was brought on from wells at Chain, Musreau, Resthaven, and Smoky.

First quarter 2007 average daily oil and NGLs sales volumes decreased eight percent to 3,636 Bbl/d compared to 3,937 Bbl/d in the fourth quarter of 2006, primarily as a result of decreases in daily sales volumes in the Ante Creek area within the Grande Prairie Corporate Operating Unit and decreases within the Kaybob Corporate Operating Unit.

The following table provides a comparison of average daily sales volumes by corporate operating unit between the first quarter of 2007 and the fourth quarter of 2006:

	Q1 2007			Q4 2006			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	21.8	407	4,047	17.9	540	3,517	3.9	(133)	530
Grande Prairie	13.5	885	3,134	16.2	1,081	3,787	(2.7)	(196)	(653)
Northern	27.3	989	5,536	28.0	921	5,592	(0.7)	68	(56)
Southern	20.3	1,354	4,744	14.5	1,390	3,809	5.8	(36)	935
Other	1.9	1	312	2.4	5	399	(0.5)	(4)	(87)
Total	84.8	3,636	17,773	79.0	3,937	17,104	5.8	(301)	669

Commodity Prices

The table below shows key commodity price benchmarks and foreign exchange rates:

	Three Months Ended			Three Months Ended
	Mar 31/07	Dec 31/06	% Change	Mar 31/07	Mar 31/06	% Change

Natural Gas
New York Mercantile Exchange (Henry Hub Close) monthly average (US$/MMbtu)	6.77	6.55	3	6.77	8.98	(25)
AECO monthly average:
Cdn$/GJ	7.07	6.03	17	7.07	8.79	(20)
US$/MMbtu	6.37	5.61	14	6.37	8.09	(21)

Crude Oil
West Texas Intermediate monthly average (US$/Bbl)	58.27	60.22	(3)	58.27	63.48	(8)
Edmonton par monthly average (Cdn$/Bbl)	67.76	65.14	4	67.76	69.46	(2)

Foreign Exchange
Canadian Dollar - US Dollar Exchange Rate
Monthly average with Company’s banker (Cdn$/1 US$)	1.17	1.14	3	1.17	1.15	2

In the first quarter of 2007, crude oil prices retreated from last years record highs, with West Texas Intermediate (“WTI”) averaging US$58.27/Bbl, eight percent lower than in the first quarter of 2006. In the first quarter of 2007, natural gas prices also declined from 2006 levels with New York Mercantile Exchange (“NYMEX”) gas averaging US$6.77/MMbtu, 25 percent lower than the NYMEX average in the first quarter of 2006.

Average Realized Prices

	Three Months Ended			Three Months Ended
	March 31	December 31		March 31	March 31
	2007	2006	% Change	2007	2006	% Change
Natural gas sales ($/Mcf)	7.72	7.20	7	7.72	9.39	(18)
Oil and NGLs sales ($/Bbl)	60.84	57.47	6	60.84	59.39	2
Total ($/Boe)	49.28	46.48	6	49.28	56.95	(13)

Paramount’s average realized natural gas price for the first quarter of 2007, before realized gains on financial instruments, decreased 18 percent to $7.72/Mcf compared to $9.39/Mcf in the first quarter of 2006. Paramount’s average realized natural gas price for the first quarter of 2007, before realized gains on financial instruments, increased seven percent compared to the fourth quarter of 2006. Paramount’s average realized gas price is based on prices received at the various markets in which it sells natural gas. Paramount’s natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, eastern Canadian markets, California markets and a portion to aggregators.

Paramount’s average realized oil and NGLs price for the first quarter of 2007, before realized gains on financial instruments, increased two percent to $60.84/Bbl as compared to $59.39/Bbl in the first quarter of 2006. Paramount’s average realized natural gas price for the first quarter of 2007, before realized gains on financial instruments, increased six percent compared to the fourth quarter of 2006. Paramount's Canadian oil and NGLs sales portfolio primarily consists of lease sales priced in Edmonton, adjusted for transportation and quality differentials.  Paramount’s United States oil and NGLs sales portfolio is sold at the lease with differentials negotiated relative to West Texas Intermediate.

Risk Management

Paramount’s outstanding forward financial contracts are set out in the consolidated financial statements in Note 13 - Financial Instruments. Paramount has chosen not to designate any of the forward financial contacts as hedges. As a result, such instruments are recorded using the mark-to-market method of accounting whereby instruments are recorded in the consolidated balance sheet as either an asset or liability with changes in the fair value recognized in net earnings.

The realized and unrealized gain (loss) on financial instruments, including financial forward commodity contracts and the foreign exchange collar, reflected in the unaudited Interim Consolidated Financial Statements are as follows:

	Three Months Ended March 31
($ millions, except as noted)	2007	2006	% Change
Realized gain (loss) on financial instruments	22.1	(1.0)	2,310
Unrealized gain (loss) on financial instruments	(24.5)	29.5	(183)
Total gain (loss) on financial instruments	(2.4)	28.5	(108)

Realized gain (loss) on financial instruments ($/Boe)	13.80	(0.62)	2,326
Unrealized gain (loss) on financial instruments ($/Boe)	(15.34)	19.08	(180)
Total gain (loss) on financial instruments ($/Boe)	(1.54)	18.46	(108)

Royalties

	Three Months Ended			Three Months Ended
	March 31	December 31		March 31	March 31
($ millions, except as noted)	2007	2006	% Change	2007	2006	% Change
Natural gas	9.4	5.7	65	9.4	14.9	(37)
Oil and NGLs	4.2	6.2	(32)	4.2	1.9	121
Total	13.6	11.9	14	13.6	16.8	(19)
$/Boe	8.51	7.54	13	8.51	10.87	(22)
Royalty rate (%)	18.3	17.3	6	18.3	19.9	(8)

Royalties decreased 19 percent to $13.6 million in the first quarter of 2007 compared to $16.8 million in the first quarter of 2006, primarily as a result of decreases in Paramount’s gas revenue. In addition, Paramount’s weighted average royalty rate decreased in the first quarter of 2007 to 18 percent from 20 percent in the first quarter of 2006, primarily as a result of: (i) the impact of crown royalty holidays in the Kaybob Corporate Operating Unit; and (ii) the impact of immediate deductions of operating and capital costs for royalty purposes on frontier lands in the Northwest Territories. Paramount's royalties increased by 14 percent to $13.6 million in the first quarter of 2007 compared to $11.9 million for the last quarter of 2006, primarily a result of the impact of lower recorded royalty holidays in the first quarter of 2007 primarily, in the Kaybob Corporate Operating Unit.

The following table shows the impact of changes in revenue and royalty rates on royalty expense for the three months ended March 31, 2007 compared to the three months ended March 31, 2006:

($ millions)	Total
Royalties - three months ended March 31, 2006	16.8
Effect of changes in revenue	(1.8)
Effect of changes in royalty rates	(1.4)
Royalties - three months ended March 31, 2007	13.6

Operating Expense

	Three Months Ended			Three Months Ended
	March 31	December 31		March 31	March 31
($ millions, except as noted)	2007	2006	% Change	2007	2006	% Change
Operating expense	22.6	16.1	40	22.6	18.1	25
$/Boe	14.14	10.22	38	14.14	11.74	20

Operating expenses increased 25 percent to $22.6 million in the first quarter of 2007 compared to $18.1 million in the first quarter of 2006 primarily as a result of a higher amount of activity during the first quarter of 2007, including: a plant turnaround at Bistcho, increased well maintenance and services at other areas in the Northern Corporate Operating Unit, an increased number of workovers mostly in the Kaybob and Northern Corporate Operating Units and new wells coming on production in the Kaybob Corporate Operating Unit. Operating expenses increased 40 percent in the first quarter of 2007 compared to $16.1 million in the fourth quarter of 2006, as Paramount completed maintenance and workover activities, as described above, at many winter-only access areas.

Transportation Expense

	Three Months Ended			Three Months Ended
	March 31	December 31		March 31	March 31
($ millions, except as noted)	2007	2006	% Change	2007	2006	% Change
Transportation expense	4.3	3.4	26	4.3	3.7	16
$/Boe	2.68	2.15	25	2.68	2.37	13

Transportation expense increased 16 percent to $4.3 million in the first quarter of 2007 compared to $3.7 million in the first quarter of 2006, primarily because of increased sales volumes within the Kaybob Corporate Operating Unit and other increases within the Northern Corporate Operating Unit.

Netbacks and Funds Flow From Operations

The following table summarizes Paramount’s reported netbacks and funds flow from operations:

($ millions)	Q1 2007	Q4 2006	Q1 2006

Revenue (1)	74.5	69.7	84.3
Royalties	(13.6)	(11.9)	(16.8)
Operating expenses	(22.6)	(16.1)	(18.1)
Netback excluding realized financial instruments	38.3	41.7	49.4
Realized gain (loss) on financial instruments	22.1	10.2	(1.0)
Netback including realized gain (loss) on financial instruments	60.4	51.9	48.4
Realized foreign exchange gain (loss)	(0.2)	(0.8)	0.3
Gain (loss) on sale of investments	-	-	1.2
General and administrative expense	(8.6)	(10.2)	(7.2)
Stock-based compensation expense(2)	(0.9)	(10.0)	(3.1)
Interest (3)	(11.0)	(11.0)	(6.4)
Lease rentals	(0.7)	(0.7)	(0.7)
Asset retirement obligation expenditures	(0.5)	(0.2)	(0.2)
Distributions from equity investments	4.5	7.2	11.2
Current and large corporations tax	(0.2)	(0.1)	(1.1)
Funds flow from operations (4)	42.8	26.1	42.4
(1) Revenue is presented net of transportation costs and does not include gain / loss on financial instruments.
(2) Excluding non-cash stock-based compensation expense.
(3) Excluding non-cash interest expense.
(4) Funds flow from operations is a non-GAAP measure. Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this MD&A.

The following table shows Paramount’s reported netbacks by product type on a per-unit basis and funds flow netback:

	Q1 2007	Q4 2006	Q1 2006

Produced gas ($/Mcf)
Revenue (1)	7.19	6.75	8.93
Royalties	(1.23)	(0.79)	(2.00)
Operating expenses	(2.40)	(1.72)	(1.99)
Netback excluding realized financial instruments	3.56	4.24	4.94
Realized gain (loss) on financial instruments - natural gas	1.99	1.24	(0.08)
Netback including realized gain (loss) on financial instruments	5.55	5.48	4.86

Conventional oil ($/Bbl)
Revenue (1)	58.96	58.46	58.30
Royalties	(11.24)	(14.45)	(5.28)
Operating expenses	(13.76)	(9.90)	(11.20)
Netback excluding realized financial instruments	33.96	34.11	41.82
Realized gain (loss) on financial instruments - crude oil	7.34	4.71	(1.51)
Netback including realized gain (loss) on financial instruments	41.30	38.82	40.31

Natural gas liquids ($/Bbl)
Revenue (1)	64.56	54.07	60.31
Royalties	(20.15)	(22.64)	(10.16)
Operating expenses	(10.09)	(9.55)	(10.42)
Netback	34.32	21.88	39.73

All products ($/Boe)
Revenue (1)	46.59	44.33	54.57
Royalties	(8.51)	(7.54)	(10.87)
Operating expenses	(14.14)	(10.22)	(11.74)
Netback excluding realized financial instruments	23.94	26.57	31.96
Realized gain (loss) on financial instruments	13.80	6.49	(0.62)
Netback including realized gain (loss) on financial instruments	37.74	33.06	31.34
(1) Revenue is presented net of transportation costs and does not include gain / loss on financial instruments.

Funds Flow from Operations per Boe (3)

($/Boe)	Q1 2007	Q4 2006	Q1 2006
Netback including realized gain (loss) on financial instruments	$ 37.74	$ 33.06	$ 31.34
Realized foreign exchange gain (loss)	(0.14)	(0.51)	0.18
Gain (loss) on sale of investments	-	-	0.80
General and administrative expense	(5.38)	(6.47)	(4.63)
Stock-based compensation expense(1)	(0.36)	(6.38)	(1.98)
Interest (2)	(6.99)	(7.01)	(4.21)
Lease rentals	(0.43)	(0.46)	(0.49)
Asset retirement obligation expenditures	(0.34)	(0.16)	(0.11)
Distributions from equity investments	2.82	4.60	7.30
Current and large corporations tax	(0.15)	(0.09)	(0.73)
Funds flow from operations per Boe ($/Boe) (3)	$ 26.77	$16.58	$27.47
(1) Excluding non-cash stock-based compensation expense.
(2) Excluding non-cash interest expense.
(3) Funds flow from operations per Boe is a non-GAAP measure. Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this MD&A.

Other Operating Items

General and Administrative Expense

	Three Months Ended
	March 31	March 31
	2007	2006	% Change

($ millions)	8.6	7.2	19

General and administrative expense increased 19 percent to $8.6 million in the first quarter of 2007 compared to $7.2 million in the first quarter of 2006. This increase is primarily the result of increased staff levels and compensation costs, and decreased recoveries from Trilogy Energy Trust as a result of decreases in the extent to which Paramount provides services under the services agreement with Trilogy - see “Related Party Transactions” below.

Stock-Based Compensation Expense

	Three Months Ended
	March 31	March 31
	2007	2006	% Change

($ millions)	(6.3)	20.4	(131)

Paramount recorded a stock-based compensation recovery of $6.3 million in the first quarter of 2007 compared to stock-based compensation expense of $20.4 million in the first quarter of 2006. The 2007 stock-based compensation recovery primarily resulted from a decrease in the market price of Paramount’s Common Shares during the first quarter of 2007 relative to the 2006 year-end price of Paramount’s Common Shares.

Depletion, Depreciation and Accretion Expense

	Three Months Ended
	March 31	March 31
	2007	2006	% Change

($ millions)	33.5	34.5	(3)

Depletion, depreciation and accretion expense decreased three percent to $33.5 million ($20.97 per BOE) in the first quarter of 2007 compared to $34.5 million ($22.35 per BOE) in the first quarter of 2006, primarily as a result of the impact of the fourth quarter 2006 write-down of petroleum and natural gas properties, partially offset by capital expenditures made by Paramount during 2006 and the first quarter of 2007.

Exploration Expense

	Three Months Ended
	March 31	March 31
	2007	2006	% Change

($ millions)	5.3	11.8	(55)

Exploration expense consists of geological and geophysical costs, seismic, and lease rentals expenses. These costs are expensed as incurred under the successful efforts method of accounting. Exploration expense decreased 55 percent to $5.3 million in the first quarter of 2007 compared to $11.8 million in the first quarter of 2006.

Dry Hole Expense

	Three Months Ended
	March 31	March 31
	2007	2006	% Change

($ millions)	47.6	6.8	600

Dry hole expense increased 600 percent to $47.6 million in the first quarter of 2007 compared to $6.8 million in the first quarter of 2006. Dry hole expense during the first quarter of 2007 related primarily to the winter drilling program undertaken by Paramount’s subsidiary MGM Energy, where two wells were drilled on lands subject to the Farm-in Agreement: “Kumak I-25” and “Unipkat M-45”. Neither well appeared to contain commercial quantities of hydrocarbons. As a result, the Kumak I-25 well was cased and suspended without further testing and the Unipkat M-45 well was abandoned. A total of $39.8 million of dry hole expense was recorded in respect of Kumak I-25 and Unipkat M-45 in the first quarter of 2007. In addition, dry hole expense includes costs of unsuccessful exploratory wells, primarily within the Northern and Grande Prairie Corporate Operating Units.

Interest Expense

	Three Months Ended
	March 31	March 31
	2007	2006	% Change

($ millions)	11.5	6.6	74

Interest expense increased by 74 percent to $11.5 million in the first quarter of 2007 compared to $6.6 million in the first quarter of 2006, because of higher debt levels, including the addition of Paramount’s US$150 million Term Loan B Facility in the third quarter of 2006 and higher weighted average interest rates on floating rate indebtedness.

Foreign Exchange (Gain) Loss

	Three Months Ended
	March 31	March 31
	2007	2006	% Change

($ millions)	(4.0)	1.0	500

Paramount recorded a foreign exchange gain of $4.0 million in the first quarter of 2007 compared to a foreign exchange loss of $1.0 million in the first quarter of 2006. The 2007 gain of $4.0 million is primarily a result of unrealized foreign exchange gains related to US dollar denominated debt.

Income from Equity Investments and Other

	Three Months Ended
	March 31	March 31
	2007	2006	% Change

($ millions)	15.9	28.3	(44)

Income from equity investments and other (“Equity Earnings”) is comprised of equity earnings/losses, dilution gains/losses associated with Paramount’s equity investments, and gains on sale of other investments. Equity Earnings decreased 44 percent to $15.9 million in the first quarter of 2007 compared to $28.3 million in the first quarter of 2006. During the first quarter of 2007 Paramount recorded aggregate dilution gains of $24.7 million relating to MGM Energy’s issuance of common shares. These dilution gains were offset by an aggregate equity loss of $3.0 million and a dilution loss of $5.5 million associated with Paramount’s investment in North American.

Income and Other Tax Expense (Recovery)

	Three Months Ended
	March 31	March 31
($ millions)	2007	2006	% Change
Current and large corporation tax expense	0.2	1.1	(82)
Future income tax expense (recovery)	(18.9)	9.2	305
Income and other tax expense (recovery)	(18.7)	10.3	282

Current and large corporation tax expense decreased 82 percent to $0.2 million in the first quarter of 2007 compared to $1.1 million in the first quarter of 2006. The future income tax recovery increased 305 percent to $18.9 million in the first quarter of 2007 compared to an expense of $9.2 million in the first quarter of 2006.

The determination of Paramount’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. While income tax filings are subject to audits and potential reassessments, management believes adequate provision has been made for all income tax obligations. However, changes in interpretations or judgments may result in an increase or decrease in the Company’s income tax provision in the future.

Paramount records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its consolidated financial statements and its tax returns. These amounts are estimates; the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods. We periodically assess whether our future tax assets are realizable. If Paramount concludes that it is more likely than not that some portion or all of any future tax assets will not be realized, the tax asset will be reduced by a valuation allowance.

Capital Expenditures

The following table summarizes Paramount's capital expenditures on a consolidated basis. Capital expenditures for the first quarter of 2007 include all capital expenditures of Paramount's 51.7% owned subsidiary MGM Energy Corp.

Three Months Ended
($ millions)	March 31 2007	March 31 2006
Land	6.7	12.1
Geological and geophysical	4.6	11.1
Drilling and completions	126.1	111.7
Production equipment and facilities	50.3	33.0
Exploration and development expenditures	187.7	167.9
Property acquisitions	-	24.5
Proceeds on property dispositions and other	(0.9)	(0.2)
Net capital expenditures	186.8 (1)	192.2 (2)
(1)	Includes capital expenditures incurred by MGM Energy of $29.1 million subsequent to the January 12, 2007 MGM Spinout (exploration and development expenditures - $29.0 million, other - $0.1 million).
(2)
Includes capital expenditures incurred by Paramount related to oil sands interests sold to North American Oil Sands Corporation during the second quarter of 2006 of $60.4 million (exploration and development expenditures - $36.5 million, property acquisitions - $23.9 million).

During the first quarter of 2007, exploration and development expenditures totalled $187.7 million, which includes $29.0 million of capital expenditures incurred by Paramount’s 51.7% owned subsidiary MGM Energy from January 12, 2007 to March 31, 2007 relating to exploration activities on lands subject to the Farm-in Agreement. Excluding these amounts, Paramount’s first quarter exploration and development expenditures totaled $158.8 million.

During the first quarter of 2007, Paramount executed its planned winter drilling program, focusing its activities on drilling and facilities projects, primarily in the Kaybob, Northern and Grande Prairie Corporate Operating Units.

A comparison of the number of wells drilled for the three months ended March 31, 2007 and March 31, 2006 is as follows:

	Three months ended
(wells drilled)	March 31 2007		March 31 2006
	Gross(1)	Net(2)	Gross(1)	Net(2)

Gas	48	31	84	44
Oil	9	5	3	2
Oil sands evaluation	43	43	121	61
D&A (3)	4	3	5	4
Total	104	82	213	111
(1) “Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working  interest.
(2) “Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.
(3) “D&A” includes the two wells drilled by MGM Energy Corp.

Quarterly Information

	2007	2006				2005
($ millions, except as noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Funds flow from operations(1)	42.8	26.1	37.3	65.8	42.4	48.9	50.5	53.2
per share - diluted ($/share)	0.60	0.38	0.54	0.95	0.63	0.72	0.77	0.81

Net earnings (loss)	(16.1)	(159.6)	22.2	111.9	7.8	37.8	(69.1)	12.9
per share - basic ($/share)	(0.23)	(2.32)	0.33	1.65	0.12	0.57	(1.05)	0.20
per share - diluted ($/share)	(0.23)	(2.32)	0.32	1.61	0.12	0.56	(1.05)	0.20

Petroleum and natural gas sales	78.8	73.1	77.9	73.7	87.9	115.1	99.2	91.8

Quarterly sales volumes
Natural gas (MMcf/d)	84.8	79.0	81.4	83.2	82.9	92.7	98.8	97.7
Oil and NGLs (Bbl/d)	3,636	3,937	3,901	3,423	3,339	3,383	3,158	3,407
Total (BOE/d)	17,773	17,104	17,471	17,297	17,152	18,837	19,624	19,685

Quarterly average realized price
Natural gas ($/Mcf)	7.72	7.20	7.07	6.98	9.39	11.24	8.80	8.20
Oil and NGLs ($/Bbl)	60.84	57.47	69.32	66.79	59.39	61.74	65.95	61.16

(1) Funds flow from operations is a non-GAAP measure. Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this MD&A.

Liquidity and Capital Resources

			Change
($ millions)	March 31, 2007	December 31, 2006	$	$
Working capital deficit(1)	159.4	84.3	75.1	89
Credit facility	97.3	85.1	12.2	14
Term loan B facility(4)	173.2	174.8	(1.6)	(1)
US senior notes(4)	246.6	248.9	(2.3)	(1)
Stock-based compensation liability(2)	0.3	0.3	-	-
Net debt(3)(4)	676.8	593.4	83.4	14
Shareholders’ equity	529.5	563.8	(34.3)	(6)
Total	1,206.3	1,157.2	49.1	4
(1) Includes current portion of stock-based compensation liability of $3.9 million at March 2007 (December 2006- $5.2 million).
(2) Since August 2005, Paramount has generally declined optionholders’ requests for a cash payment relating to vested Paramount Options, thereby necessitating optionholders to exercise their vested Paramount Options, and to pay the aggregate exercise price of their stock options to Paramount as consideration for the issuance by Paramount of Common Shares. Paramount expects that this will continue. As a result, the stock-based compensation liability associated with Paramount Options of $12.3 million has been excluded from the computation of Net Debt at March 31, 2007 (December 2006 - $27.7 million).
(3) Net debt is a non-GAAP measure. Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this MD&A. Net Debt includes the stock-based compensation liability associated with Holdco Options totalling $4.2 million in March 2007 (December 2006 - $5.5 million) as Paramount has accepted optionholders’ requests for cash payments, and expects that this will continue.
(4) Excludes debt financing costs.

On April 27, 2007, Paramount reported that Statoil ASA (“Statoil”) had entered into an acquisition agreement with North American whereby Statoil will make an all-cash offer to acquire all of the shares of North American at a price of $20 per share.

Concurrently with the entering into of the acquisition agreement by Statoil and North American, Paramount entered into a lock-up agreement with respect to all of the North American shares it owns. The lock-up agreement, subject to certain conditions, calls for Paramount to sell the 34.1 million Class A shares of North American that it owns, for aggregate cash consideration of approximately $682.4 million. Including Paramount, holders representing an aggregate of 69 percent of the North American shares, on a fully diluted basis, have entered into lock-up agreements agreeing to tender their shares to the offer.

The board of directors of North American unanimously approved the offer, recommending that shareholders of North American accept the offer. The offer is subject to regulatory approvals and other customary conditions contained in the formal offer documents. The transaction is expected to close at the end of the second quarter of 2007.

Also on April 27, 2007, Paramount confirmed that it has been in discussions regarding the possible sale of its oil sands leases and shut-in natural gas rights in the Surmont area of Alberta. At this time, there can be no assurance that a disposition will take place.

Consideration is being given to how Paramount’s proceeds of disposition will be applied. Uses of proceeds could include, but are not limited to, the repayment of debt, the repurchase of shares, funding Paramount’s capital program, strategic acquisitions, and general corporate purposes.

Working Capital

Paramount’s working capital position at March 31, 2007 was a $159.4 million deficit compared to an $84.3 million deficit at December 31, 2006. Included in Paramount’s working capital position at March 31, 2007 is a net working capital surplus of MGM Energy of $35.0 million. As MGM Energy is an independent public company, its working capital is available only to fund the operations of MGM Energy, and may not be used by Paramount for other purposes. Excluding MGM Energy’s working capital position at March 31, 2007, Paramount’s working capital deficit was $194.4 million.

Also included in working capital as of March 31, 2007 is a $ 1.7 million current liability relating to the mark-to-market value of unsettled financial instruments (December 31, 2006 - $22.8 million current asset) and a $100 million bridge loan. The following table provides a breakdown of the fair value of financial instruments included in the consolidated balance sheet as of March 31:

($ millions)	March 31, 2007	December 31, 2006	% Change

Financial forward commodity contracts - asset	-	18.3	-
Financial forward commodity contracts - liability	(0.3)	-	-
Foreign exchange collar	(1.5)	4.5	(133)
Net financial instrument asset (liability)	(1.8)	22.8	(108)

The amount ultimately paid or received by Paramount on settlement of the financial instruments is dependent upon underlying crude oil prices, natural gas prices, and the Canadian dollar / United States dollar exchange rate when the contracts are settled.

Short-Term Bank Indebtedness

On March 28, 2007, Paramount closed a six month $100 million senior unsecured non-revolving credit facility with two Canadian banks (the “Bridge Facility”). The full amount of the Bridge Facility was drawn at closing. Net proceeds were used to provide working capital in the ordinary course of business. Borrowings under the Bridge Facility bear interest at floating rates based on the lenders’ prime rate or bankers’ acceptance rate, at the discretion of Paramount, plus an applicable margin. The applicable margin would increase by 0.5 percent per annum starting June 29, 2007 if the Bridge Facility is not repaid by that time. If the Bridge Facility is not repaid in full within 120 days of closing, the agent for the facility may at its discretion, under certain circumstances, provide a notice to Paramount requiring Paramount to execute an offering of unsecured debt securities in an amount sufficient to repay the Bridge Facility. It is anticipated that this Bridge Facility will be repaid from the proceeds of disposition of certain non-core assets and the North American investment. Drawings under the Bridge Facility, net of issue costs, are included in the March 31, 2007 working capital deficit.

Bank Credit Facility

On March 29, 2007 Paramount’s $200 million credit facility with a syndicate of Canadian banks was extended for one month.

On March 31, 2007, the net borrowing base available was $120 million after adjustments to the gross borrowing base for US senior notes and Term Loan B facility service costs. Borrowings under the bank credit facility bear interest at a floating rate, based on the lenders’ prime rate, bankers’ acceptance rate or LIBOR, at the discretion of Paramount, plus an applicable margin dependent on certain conditions.

At March 31, 2007, Paramount had letters of credit outstanding totaling approximately $16.4 million. These letters of credit have not been drawn; however, they reduce the amount available to the Company under the bank credit facility.

On April 30, 2007, Paramount replaced its existing credit facility with a new $125 million credit facility with a syndicate of Canadian banks, $120 million of which is available after adjustments for US senior notes and Term Loan B facility service costs. Borrowings under the new credit facility bear interest at floating rates on the same basis as the credit facility it replaced. The new facility is available on a revolving basis for a period of 364 days, and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for a one year term, at the end of which time the facility would be due and payable. Advances drawn on Paramount’s new credit facility are secured by a first fixed and floating charge over the assets of the company, excluding approximately 12.8 million of the Trilogy Energy Trust units and all of the North American shares owned by Paramount.

Management of Paramount is considering the appropriate bank credit facility size for the Company. Discussions are ongoing with certain Canadian banks with respect to their potential participation in the company’s bank credit facility syndicate.

Term Loan B Facility

In August, 2006, Paramount closed a six year $US150 million non-revolving Term Loan B Facility (the “TLB Facility”). The full amount of the TLB facility was drawn on closing. The TLB Credit facility is secured by all the common shares of North American owned by Paramount. The sale by Paramount of these shares to Statoil, or any other party, would require Paramount to make an offer to repay the TLB facility out of the proceeds of such a sale.

Paramount may repay all or a portion of the TLB facility at any time, although it is not required to do so prior to maturity. Repayments during the first and second years are subject to premiums of 2% and 1% respectively.

Borrowings under the TLB Facility bear interest at floating rates, based on LIBOR, the US Federal Funds rate of the Base rate of the Administrative Agent. At March 31, 2007, the interest rate on borrowings under the TLB facility was 9.86% per annum. So long as the TLB facility is not in default, Paramount has discretion with respect to the basis upon which interest rates are set. In any event of repayment, holders are entitled to receive any accrued and unpaid interest.

US Senior Notes

At March 31, 2007, Paramount had approximately US $213.6 million (Cdn $246.6 million) outstanding principal amount of 8 1/2 percent US Senior Notes due 2013 (the “US Senior Notes”). The US Senior Notes are secured by 12.8 million Trilogy trust units owned by Paramount, having a market value of approximately $129.7 million as of March 31, 2007, estimated using the closing price for Trilogy trust units on the Toronto Stock Exchange on March 30, 2007. These Trilogy trust units are reflected in Long-term investments and other assets in Paramount’s Consolidated Balance Sheet, and when combined with the other 2.8 million Trilogy trust units held by Paramount relating to its obligations under Holdco Options, have a carrying value of $59.4 million at March 31, 2007 on Paramount’s Consolidated Balance Sheet.

Share Capital

During the first quarter of 2007, Paramount issued an aggregate 0.6 million Common Shares in connection with the exercise of stock options. Paramount received aggregate cash proceeds of $3.2 million in connection with the exercise of such stock options.

At May 9, 2007, Paramount had 70.9 million Common Shares outstanding. At May 9, 2007 there were 5.1 million Stock Options (with each entitling the holder to acquire one Common Share) outstanding (0.3 million exercisable), 0.5 million Holdco options (which do not entitle the holder to any securities of Paramount) outstanding (0.2 million exercisable) and 35.2 million MGM Energy options (with each entitling the holder to acquire one MGM Share) outstanding (1.3 million exercisable).

Contractual Obligations

Paramount has the following contractual obligations as at March 31, 2007:

($ millions)	Recognized in financial statements	Less than 1 Year	1 - 3 years	4 - 5 years	After 5 years	Total
US Senior Notes (1)	Yes	21.0	41.9	41.9	267.6	372.4
Bank Credit facility (2)	Yes	6.3	97.8	-	-	104.1
Short-Term Credit facility (2)	Yes	104.7	-	-	-	104.7
Term Loan B Facility(3)	Yes	17.1	34.3	34.3	180.4	266.1
Stock-based compensation liability (4)	Yes - Partially	14.0	10.3	0.8	-	25.1
Asset retirement obligations(5)	Yes - Partially	0.6	2.0	2.0	182.8	187.4

Pipeline transportation commitments(6)	No	16.9	20.2	15.7	49.7	102.5
Capital spending commitment	No	27.0	114.9	0.1	-	142.0
Leases	No	3.2	4.6	3.5	2.7	14.0
Total (7)		210.8	326.0	98.3	683.2	1,318.3
(1)The amounts payable within the next five years represent the estimated annual interest payment on the US Senior Notes. The amount payable for the US Senior Notes after five years also includes interest thereon totalling $21.0 million (US$18.2 million).
(2) Advances bear floating rate interest based on the Banker’s Acceptance rate, Canadian Prime rate, LIBOR or the US Base rate. Paramount has discretion with respect to the basis upon which interest rates are set. As at March 31, 2007, the weighted average interest rate on the bank credit facility was approximately 6.5% and the principle outstanding was $97.3 million. The principle outstanding and period ending interest rates have been assumed for interest calculations in future periods.
(3)Borrowings bear floating rate interest based on LIBOR, the US Federal Funds rate or the Base Rate set by the Administrative Agent. Paramount has discretion with respect to the basis upon which interest rates are set. As at March 31, 2007, the interest rate on the facility was 9.9%. This rate has been assumed for interest calculations in future periods. The amount payable for the Term Loan B Facility after five years also includes interest thereon totalling $7.1 million (US$6.2 million).
(4) The liability for stock-based compensation includes the full intrinsic value of vested and unvested options as at March 31, 2007.
(5)Asset retirement obligations represent management’s estimate of the undiscounted cost of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practices.
(6)Certain of the pipeline transportation commitments are secured by outstanding letters of credit totalling $3.8 million at March 31, 2007.
(7)In addition to the above, Paramount has minimum volume commitments to gas transportation service providers under agreements expiring in various years the latest of which is 2023.

Related Party Transactions

(a)	Trilogy Energy Trust

At March 31, 2007, Paramount held approximately 15.0 million trust units of Trilogy representing 16.2 percent of the issued and outstanding trust units of Trilogy at such time. In addition to the Trilogy trust units held by Paramount, Trilogy and Paramount have certain common members of management and directors. The following transactions have been recorded at the exchange amounts:

•
Paramount provided certain operational, administrative, and other services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, pursuant to a services agreement between Paramount and Trilogy dated April 1, 2005 (the “Services Agreement”). The Services Agreement has been renewed on the same terms and conditions to March 31, 2008. Under the Services Agreement, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature) incurred by Paramount in providing the services. The reimbursement of expenses is not intended to provide Paramount with any financial gain or loss. For the three months ended March 31, 2007 the amount of costs subject to reimbursement under the Services Agreement totalled $0.3 million which has been reflected as a reduction in Paramount’s general and administrative expense.

•
As a result of the Trilogy Spinout, certain employees and officers of Trilogy hold Paramount Options and Holdco Options. The stock-based compensation expense relating to these options for the three months ended March 31, 2007 totalled $1.1 million, of which $0.9 million was charged to stock based compensation expense and $0.2 million was recognized in equity in net earnings of Trilogy.

•
Paramount recorded distributions from Trilogy totalling $4.5 million for the three months ended March 31, 2007. Distributions receivable of $1.5 million relating to distributions declared by Trilogy in March 2007 were accrued at March 31, 2007 and received in April 2007.

•	During the three months ended March 31, 2007, Paramount also had other transactions in the normal course of business with Trilogy.

•	At March 31 2007, Trilogy owed Paramount $1.4 million, excluding distributions receivable from Trilogy.

(b)	Other

MGM Energy completed a private placement to certain directors of MGM Energy of 160,000 flow-through MGM Shares at a price of $6.25 per share and 210,000 MGM Shares at a price of $5.00 per share, each accompanied by one Longer Term Warrant, for aggregate gross proceeds of approximately $2.1 million.

Significant Equity Investees

The following table summarizes the assets, liabilities and results of operations of Paramount’s significant equity investees. The amounts summarized in the table below are provided to comply with applicable securities laws and have been derived directly from the investees’ financial statements as at and for the three months ended March 31, 2007 and 2006. Amounts summarized do not incorporate adjustments that Paramount makes in applying the equity basis of accounting for such investments. As a result, readers are cautioned that amounts included in the table below cannot be used to directly recompute Paramount’s equity income and net investment respecting such investees.

	Trilogy		North American
	Three months ended March 31		Three months ended March 31
($ millions)	2007	2006	2007	2006
Current assets	63.1	95.0	172.5	30.5
Long term assets	1,013.7	962.4	745.8	111.9
Current liabilities	154.1	150.0	74.9	21.8
Long term liabilities	419.6	228.2	94.2	29.8
Equity	503.1	579.3	749.2	90.8

Revenue	84.7	123.8	2.3	0.2
Operating expenses	22.7	19.9	-	-
General and administrative expenses	4.9	2.4	5.2	0.8
Other expenses	47.7	43.4	0.7	1.2
Net Income, period ended March 31	9.4	58.1	(3.6)	(1.8)
Funds flow from operations, period ended March 31	65.4	64.3	(3.6)	(1.8)
Paramount’s proportionate interest (1) in equity investee at March 31	16.24%	16.40%	33.97%	0%

(1) Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the equity investees’ assets or revenue nor does Paramount have any direct or indirect obligation in respect of or liability for the equity investees’ expenses or obligations. The company is a securityholder of Trilogy and North American, just like any other securityholder of Trilogy and North American, and, accordingly, the value of the company’s investment in Trilogy and North American is based on the value of Trilogy and North American securities held.

Trilogy had 2.9 million trust unit options outstanding (0.1 million exercisable) at March 31, 2007 at exercise prices ranging from $9.25 to $23.95 per unit. If all such outstanding trust unit options were exercised, Paramount’s proportionate interest in Trilogy would be reduced to 15.8%.

At March 31, 2007, North American had an outstanding convertible debenture that, if exercised, would increase the outstanding shares of North American by 2.1 million shares. In addition, North American had 4.3 million stock options outstanding (1.2 million exercisable) at March 31, 2007 at exercise prices ranging from $3.00 to $13.50 per share. There were also 3.3 million performance warrants outstanding (3.3 million exercisable) at March 31, 2007 at exercise prices ranging from $3.00 to $7.50 per share. If the convertible debenture, all outstanding stock options, and all outstanding performance warrants were exercised, Paramount’s proportionate interest in North American would be reduced to 31.2%.

Sensitivity Analysis

Paramount’s results are affected by external market factors, such as fluctuations in the price of crude oil and natural gas, foreign exchange rates, and interest rates. The following table provides projected estimates for the remaining nine months of 2007 of the sensitivity of Paramount’s 2007 funds flow from operations to changes in commodity prices, the Canadian/US dollar exchange rate and interest rates:

Sensitivity (1)(2)	Funds Flow Effect
($ millions)
$0.25/Mcf increase in AECO gas price	7.6
US$1.00/Bbl increase in the WTI oil price	1.6
$0.01 increase in the Canadian/US dollar exchange rate	1.1
1 percent decrease in prime rate of interest	1.0
(1) Includes the impact of financial hedge contracts existing March 31, 2007.
(2) Based on forward curve commodity prices and forward curve estimates dated March 31, 2007.

The following assumptions were used in the sensitivity (above):

2007 Average Production
Natural gas	96 MMcf/d
Crude oil/liquids	5,000 Bbl/d

2007 Average Prices
Natural gas	$6.71/Mcf
Crude oil (WTI)	US$59.76/Bbl

2007 Exchange Rate (C$/US$)	$1.17

Cash taxes	None

Critical Accounting Estimates

The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Paramount bases its estimates on historical experience and various other factors that are believed by management to be reasonable under the circumstances. Actual results could differ materially from these estimates.

Readers are referred to Paramount’s Management’s Discussion and Analysis for the year ended December 31, 2006 for a discussion of critical accounting estimates relating to (i) successful efforts accounting; (ii) reserves estimates; (iii) impairment of petroleum and natural gas properties; (iv) asset retirement obligations; (v) purchase price allocations; and (vi) income taxes and royalty matters.

Changes in Accounting Policies

Financial Instruments

On January 1, 2007, the Company adopted the following sections of the Canadian Institute of Chartered Accountants (“CICA”) Handbook: Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments - Recognition and Measurement”, and Section 3865 “Hedges”. As required by the new standards, prior periods have not been restated. The adoption of these standards had no material impact on the Company's net earnings or cash flows. The other effects of the implementation of the new standards are discussed below.

Comprehensive Income

The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). The Company's Consolidated Financial Statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income. For Paramount, OCI is currently comprised of the changes in the market value of short-term investments. The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity in the Consolidated Balance Sheet. The Company's Consolidated Financial Statements now include a Statement of Accumulated Other Comprehensive Income, which provides the continuity of the AOCI balance.

The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, the March 31, 2007 period end unrealized gain on short-term investments of $0.1 million is included in the AOCI balance. In addition, the change in the unrealized gain on short-term investments for the three months ended March 31, 2007 of $0.1 million, is now included in OCI in the Statement of Comprehensive Income.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available-for-sale" are measured at fair value, with changes in those fair values recognized in OCI. Financial assets "held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization. The methods used by the Company in determining fair value of financial instruments are unchanged as a result of implementing the new standard.

Cash and cash equivalents are classified as “held-to-maturity” and measured at amortized cost using the effective interest method. Accounts receivable are classified as "loans and receivables". Accounts payable and accrued liabilities, and long-term debt are classified as "other liabilities".

The adoption of the financial instruments standard has been made in accordance with its transitional provisions. Accordingly, at January 1, 2007, $7.0 million of other assets were reclassified to long-term debt to reflect the adopted policy of capitalizing long-term debt transaction costs within long-term debt. The costs capitalized within long-term debt will be amortized using the effective interest method. Previously, the Company deferred these costs within other assets and amortized them on a straight-line basis over the life of the related long-term debt. The adoption of the effective interest method of amortization had no effect on opening retained earnings.

Financial instrument assets and liabilities are derivative financial instruments classified as "held-for-trading" unless designated for hedge accounting. Additional information on the Company's accounting treatment of derivative financial instruments is contained in Note 1 of the Company's annual audited Consolidated Financial Statements for the year ended December 31, 2006.

Initial Adoption of Accounting Policies

As a result of the MGM Spinout, Paramount has updated the following significant accounting policies and practices:

Cash and cash equivalents

Cash and cash equivalents consist of cash and liquid short-term investments with original maturities of three months or less. The short-term investments are classified as held-to-maturity and measured at amortized cost using the effective interest method.

Stock-based Compensation

MGM Energy has granted stock options to its employees and directors, the details of which are described in Note 11- Stock-based Compensation - to the Interim Consolidated Financial Statements.

The fair value method is used to recognize compensation expense associated with stock options granted by MGM Energy. Fair values are determined using the Black-Scholes-Merton option-pricing model and relevant assumptions on the date options are granted. Compensation costs are recognized over the vesting period.

Advisories

Forward-looking Statements and Estimates

Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "assume", "based", "believe", "can", “consider”, "continue", "depend", "estimate", "expect", "if", "intend", "may", "plan", "project", "result", "upon", "will", "within" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to estimates of future capital expenditures, business strategy and objectives, exploration, development and production plans and the timing thereof, operating and other costs, expectations of the timing and quantum of future cash income taxes, expectations as to how Paramount’s working capital deficit and planned 2007 capital program will be funded and sensitivities to Paramount’s funds flow from changes in commodity prices, future exchange rates and rates of interest, expectations of growth in production reserves, undeveloped land and timing thereof.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this MD&A, assumptions have been made regarding, among other things:

▪	the ability of Paramount to obtain required capital to finance its exploration, development and operations;

▪	the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

▪	the ability of Paramount to market its oil and natural gas successfully to current and new customers;

▪	the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

▪	the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

▪	the timely receipt of required regulatory approvals;

▪	currency, exchange and interest rates; and

▪	future oil and gas prices.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:

▪	the ability of Paramount’s management to execute its business plan;

▪	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

▪	the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

▪	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪	risks and uncertainties involving the geology of oil and gas deposits;

▪	risks inherent in Paramount's marketing operations, including credit risk;

▪	the uncertainty of reserves estimates and reserves life;

▪	the uncertainty of resource estimates and resource life;

▪	the value and liquidity of Paramount’s equity investments and the returns on such equity investments;

▪	the uncertainty of estimates and projections relating to exploration and development costs and expenses;

▪	the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

▪	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

▪	Paramount's ability to enter into or renew leases;

▪	health, safety and environmental risks;

▪	Paramount's ability to secure adequate product transportation;

▪	imprecision in estimates of product sales and the anticipated revenues from such sales;

▪	the ability of Paramount to add production and reserves through development and exploration activities;

▪	weather conditions;

▪	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

▪	uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

▪	changes in taxation laws and regulations and the interpretation thereof;

▪	changes in environmental and other regulations and the interpretation thereof;

▪	the cost of future abandonment activities and site restoration;

▪	the ability to obtain necessary regulatory approvals;

▪	risks associated with existing and potential future law suits and regulatory actions against Paramount;

▪	uncertainty regarding aboriginal land claims and co-existing with local populations;

▪	loss of the services of any of Paramount’s executive officers or key employees;

▪	the ability of Paramount to extend its senior credit facility on an ongoing basis;

▪	the requirement to fulfill obligations not fulfilled by MGM Energy Corp. under the farm-in agreement assigned to MGM Energy Corp. in connection with Paramount’s spinout of MGM Energy Corp.;

▪	the impact of market competition;

▪	general economic and business conditions; and

▪
other risks and uncertainties described elsewhere in this annual information form or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking statements or information contained in this document are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures

In this document, Paramount uses the term "funds flow from operations", “funds flow from operations per share - basic”, “funds flow from operations per share - diluted”, “operating netback”, “funds flow netback per Boe” and “net debt”, collectively the “Non-GAAP measures”, as indicators of Paramount's financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.

“Funds flow from operations” is commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations, and refers to cash flows from operating activities before net changes in operating working capital. “Funds flow from operations” includes distributions and dividends received on securities held by Paramount. The most directly comparable measure to “funds flow from operations” calculated in accordance with GAAP is cash flows from operating activities. “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows. “Funds flow netback per Boe” is calculated by dividing “funds flow from operations” by the total sales volume in Boe for the relevant period. “Operating netback” equals petroleum and natural gas sales less royalties, operating costs and transportation. “Net debt” is calculated as current liabilities minus current assets plus long-term debt and stock-based compensation liability associated with Holdco Options. Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

Barrels of Oil Equivalent Conversions

This document contains disclosure expressed as “Boe”, “Boe/d”, “Mcf”, “MMcf/d”, “Bbl”, and “Bbl/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.